UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F □

As previously reported on a Form 6-K filed by BeyondSpring Inc. (the “Company”), Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”), the Company’s 58%-owned subsidiary in China, is party to a commercialization and co-development agreement (the “Agreement”), dated August 25, 2021, with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”). The Agreement pertains to the grant by Wanchunbulin to Hengrui of exclusive rights in the Greater China markets to commercialize and co-develop plinabulin, the new drug application of which for the prevention of CIN was then under review by the Food and Drug Administration (the “FDA”) in the U.S. and the National Medical Products Administration in China. Pursuant to the Agreement, Hengrui made an upfront payment to Wanchunbulin in the amount of 200M RMB (est. $27.5M)(the “Upfront Payment”).

The Company and Hengrui have been in dispute with respect to Hengrui’s request to unilaterally terminate the Agreement and request for full refund of the Upfront Payment. Hengrui has initiated an arbitration proceeding with China International Economic and Trade Arbitration Committee (“CIETAC”), which alleges breach of the Agreement by Wanchunbulin, citing the Complete Response Letter received from the FDA in November 2021 and the failure to obtain regulatory approval in China yet. Hengrui seeks full refund of the Upfront Payment and a breaching penalty at 0.05% per day for the amount of such Upfront Payment that remains unpaid, as well as payment of all fees and costs relating to the arbitration. As an interim and conservatory measure for the arbitration, approximately 70M RMB (est. $9.6M) of Wanchunbulin’s assets have been seized and frozen on a temporary basis, pending a decision on the merits by the arbitral tribunal.

The Company believes the claims made by Hengrui are not supported by the terms of the Agreement, and are without merit and inconsistent with industry practice. The Company intends to defend itself vigorously.

If Hengrui’s claims were accepted on their merits, the result of the arbitration could have a material adverse effect on the Company’s business, financial condition, results of operation and liquidity.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639 and File No. 333-249816, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name:	Lan Huang
Title:	Chairperson and Chief Executive Officer

Date: September 20, 2023